June 25, 2019

Shao-Ning Johnny Chou
Chief Executive Officer
BEST Inc.
2nd Floor, Block A, Huaxing Modern Industry Park
No. 18 Tangmiao Road, Xihu District, Hangzhou
Zhejiang Province 310013
People's Republic of China

       Re: BEST Inc.
           Form 20-F for the Fiscal Year Ended December 31, 2018
           File April 11, 2019
           File No. 001-38198

Dear Mr. Chou:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2018

Item 5. Operating and Financial Review and Prospects
B. Liquidity and Capital Resources
Operating Activities, page 79

1. Your discussion of operating activities for the annual periods appears to focus on how the amount was derived in each period rather a year to year comparative analysis of why the amounts materially differ. For example, your analysis should be on why net cash of operating activities increased to RMB637.2 million in 2018 from RMB25.6 million in
      2017, and increased to RMB25.6 million in 2017 from cash used of RMB623.4 million in
      2016. In this regard, the analysis should address the significant drivers underlying the changes and how they impact operating cash without reference to non-cash items. Refer to section III.D of Release No. 33-6835 and section IV.B.1 of Release No. 33-8350 for
 Shao-Ning Johnny Chou
FirstName LastNameShao-Ning Johnny Chou
BEST Inc.
Comapany NameBEST Inc.
June 25, 2019
June 25, 2019 Page 2
Page 2
FirstName LastName
         guidance.
Notes to Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page F-25

2. We note that your revenue is derived from various services such as Express Delivery
         Service, Freight Delivery Service, Supply Chain Management Service and Store +
         Service, etc. Please explain to us in further detail how you apply the 5 step model with respect to each of the above revenue streams in accordance with ASC 606-10-05-4. In particular, please identify your customers and the related performance obligation(s) in each scenario. Additionally, please revise to expand your disclosures accordingly.
3. We note from your disclosures in regard to the role of franchisee partners in your supply chain (i) they are independent third parties, (ii) they operate a substantial number of your locations and utilize your technology infrastructure, (iii) you consider them to be both your customers and suppliers, (iv) they interact with merchants and consumers and have full discretion and flexibility over their pricing strategies, and (v) they have the right to provide service under your brand name. Please clarify for us how you distinguish revenues generated in your supply chain and network between those earned by you and those earned by franchisee partners, and the basis for recognition of revenue by each, especially in view of that it appears revenue may be generated by each within the same locations (for example, last mile delivery service provided by you through destination franchised service stations). Explain to us how franchisee partners earn revenue, especially in view of that since 2017 you are responsible for last mile services processed through your network whereas previously it was the responsibility of franchisee partners.
4. In regard to your BEST supply chain management services, you disclose on page 40 you normally enter into annual service contracts with customers that include the floor area of your Cloud OFCs to be used when services are provided at these locations rather than at customers' premises. Please explain to us how you determine the amount of revenue from these contracts attributed to the floor space provided and when you recognize revenue for such.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Theresa Brillant at 202-551-3307 or Doug Jones at 202-551-3309 with any questions.
 Shao-Ning Johnny Chou
BEST Inc.
June 25, 2019
Page 3

FirstName LastNameShao-Ning Johnny Chou   Sincerely,
Comapany NameBEST Inc.
                                          Division of Corporation Finance
June 25, 2019 Page 3                      Office of Transportation and Leisure
FirstName LastName